

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 18, 2010

Frisch's Restaurants, Inc.
Craig F. Maier
Chief Executive Officer
2800 Gilbert Avenue
Cincinnati, OH 45206

> **Re:** **Frisch's Restaurants, Inc.**
> **Form 10-K**
> **Filed July 30, 2010**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed August 27, 2010**
> **File No. 001-07323**

Dear Mr. Maier:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

Max A. Webb
Assistant Director

Cc: Donald H. Walker
      Chief Financial Officer